THE BANK OF NEW YORK MELLON

Depositary Receipts

101 Barclay Street

New York, New York 10286

December 31, 2014

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:	Paul M. Dudek, Office of International Corporate Finance, Division of Corporation Finance

RE:	Registration Statement on Form F-6 filed with respect to Indiabulls Housing Finance Limited (File No. 333-200498) (the “Form F-6”)

Ladies and Gentlemen:

The Bank of New York Mellon, as depositary (the “Depositary”), on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares (the “ADSs”) representing equity shares of Indiabulls Housing Finance Limited (the “Company”), hereby applies to withdraw the above referenced Form F-6, together with all exhibits thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended.

The grounds for this application to withdraw the Form F-6 are as follows:

The Form F-6 was filed on November 24, 2014 and was declared effective pursuant to delegated authority as of December 29, 2014. However, the Depositary has not yet opened the facility created under the F-6 for deposits nor have any ADSs been issued.

The Depositary has determined it no longer wishes to establish a facility for shares of the Company.

If you should have any questions about this application, please contact our counsel in this matter, Bruce R. Wilde of Emmet, Marvin & Martin, LLP, at (212) 238-3128.

Very truly yours,

Legal entity created by the agreement for the issuance of American Depositary Shares representing equity shares of Indiabulls Housing Finance Limited.

By: The Bank of New York Mellon,

as Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

cc:        Bruce R. Wilde, Emmet

Marvin & Martin, LLP

                bwilde@emmetmarvin.com